CHRISTOPHER J. BARRY (206) 903-8815 FAX (206) 260-8938 barry.christopher@dorsey.com

January 28, 2011

United States Securities and Exchange Commission
Attn: Mr. Ethan Horowitz, Branch Chief
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549-7010

By SEC Correspondence

Dear Sirs:

Re:	Banro Corporation Form 40-F for the Fiscal Year Ended December 31, 2009 Filed March 29, 2010 Response Letter Dated December 28, 2010 File No. 1-32399

On behalf of our client, Banro Corporation (the “Company” or “Banro”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated December 28, 2010 (the “Comment Letter”), in respect of the above noted filings.  The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.

Form 40-F for the Fiscal Year Ended December 31, 2009, As Amended

Exhibit 99.3

Financial Statements

Auditor’s Report, page 4

1.  We note the audit report issued by Deloitte & Touche LLP dated March 29, 2010 makes reference to the report of other auditors covering the financial statements as of and for the fiscal year ended December 31, 2008.  We also note Exhibit 99.7 includes the consent signed by BDO Canada LLP consenting to the use of their audit report dated March 26, 2009.  However, we are unable to locate this audit report covering the prior fiscal year.  Please amend your filing to include such report.

January 28, 2011

The Company’s response is:

The Company filed the audit report of BDO Canada LLP with their Form 40-F for the year ended December 31, 2008, filed on March 31, 2009 in Exhibit 99.3.

15.  Generally Accepted Accounting Principles in Canada and the United States, page 32

(c) Investment in BRC, page 32

2.  In reconciling your statements under Canadian GAAP to U.S. GAAP, we note you have adjusted earnings to remove the dilution gain related to your investment in BRC from income currently recognized in earnings under Canadian GAAP.  You have disclosed that under SAB Topic 5:H, this dilution gain should not be recorded to earnings, rather to equity under U.S. GAAP.  The guidance in SAB Topic 5:H has been removed with the issuance of SAB No. 112.  The previous guidance of SAB Topic 5:H does not appear to apply to this transaction as it discussed the gain or loss recognition from capital transactions by a consolidated subsidiary that did not cause the subsidiary to be deconsolidated.  Based on your disclosures in footnote 3, you have accounted for your investment in BRC under the equity method when BRC made certain issuances of capital stock that created a gain from the dilution of your interest.  Based on the guidance of FASB ASC 323-10-35-15, 323-10-35-15A and 323-10-40-1, changes in equity ownership interests due to capital transactions by the investee should be measured to determine whether a gain or loss should be recognized in earnings as non-operating income.  Please revise your reconciliation or tell us why you believe your adjustment to account for earnings under U.S. GAAP as currently presented is appropriate.

The Company’s response is:

Background

BRC DiamondCore Ltd. (“BRC” or “investee”) was an equity investment of Banro.  As at December 31, 2006, Banro held a 30.14% equity interest in BRC. Subsequently in March 2007 and February 11, 2008, the Company’s interest in BRC was reduced to 27.43% and 14.35%, respectively, due to BRC issuing additional shares to new shareholders. On November 23, 2009, Banro received additional shares of BRC, which increased its interest from 14.35% to 39.63% as a result of a debt settlement arrangement.

Application of SAB Topic 5:H

We acknowledge that Staff Accounting Bulletin Topic 5:H “Accounting for Sales of Stock by a Subsidiary” (SAB Topic 5:H) was rescinded in June 2009 and that the guidance in ASC 810 — Consolidation (formerly SFAS 160) should be followed to account for a decrease in the parent’s ownership percentage in a consolidated subsidiary as a result of a direct sale of unissued shares by the subsidiary.  We applied the guidance under SAB Topic 5:H in the years ended December 31, 2008 and 2007, respectively because there was a dilution of the Company’s interest in BRC.  However, we did not apply such guidance for the year ended December 31,

January 28, 2011

2009 because Banro’s interest in BRC was not diluted.  In future filings, we will clearly indicate within the US GAAP reconciliation note that the guidance under SAB Topic 5:H was only applied to transactions that took place in 2008 and prior periods.

Accounting for change in ownership interest in 2009

During the fiscal year ended December 31, 2009, BRC issued equity to Banro.  As a result, Banro’s ownership interest in BRC increased from 14.35% to 39.63% on November 23, 2009. As a result of the increase in ownership interest, it was concluded that the Company could exercise significant influence over BRC.

For the period from January 1 to November 23, 2009, the Company accounted for its investment in BRC as an available-for-sale investment in accordance with ASC 320, Investments—Debt and Equity Securities.  Prior to January 1, 2009, the Company accounted for its investment in BRC using the equity method of accounting following ASC 323, Investments—Equity Method and Joint Ventures (formerly APB 18).

In determining the appropriate accounting treatment for the share issuance in November 23, 2009, we reviewed the guidance in paragraphs ASC 323-10-35-15, 323-10-35-15A and 323-10-40-1 and concluded that it was not applicable to the transaction as Banro’s ownership interest had not been diluted as a result of the share issuance in 2009.  Rather, the transaction was accounted for in accordance with the guidance in ASC 323-10-35-33, which states the following:

“Paragraph 323-10-15-12 explains that an investment in common stock of an investee that was previously accounted for on other than the equity method may become qualified for use of the equity method by an increase in the level of ownership described in paragraph 323-10-15-3 (that is, acquisition of additional voting stock by the investor, acquisition or retirement of voting stock by the investee, or other transactions). If an investment qualifies for use of the equity method (that is, falls within the scope of this Subtopic), the investor shall adopt the equity method of accounting. The investment, results of operations (current and prior periods presented), and retained earnings of the investor shall be adjusted retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods in which the investment was held. The amount of interest cost capitalized through application of Subtopic 835-20 shall not be changed if restating financial statements of prior periods.”

Accordingly, for purposes of US GAAP, we applied the equity method of accounting retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods in which the investment in BRC was held.  This retroactive adjustment was not required under Canadian GAAP. The 2009 reconciliation adjustment also included a write-off of Banro’s share of mineral exploration costs incurred by BRC that, while capitalized under Canadian GAAP, did not meet the criteria for classification under US GAAP due to the absence of proven reserve.

January 28, 2011

Engineering comments

General

3.  We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred”, resources.  If you continue to make references on your website or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

The Company’s response is:

The cautionary note is included on the Company’s website at http://www.banro.com/s/Resources.asp and the Company endeavors to include it in all press releases where reserve measures other than those recognized by the SEC are referenced.

Financial Analysis, page 27

4.  We note you state the hydroelectric costs have been run through your financial model at 50% of the overall costs, assuming a 50% third part investment.  Please tell us the basis for this assumption, including the proposed third party, and the financial implications if this assumption does not hold true.

The Company’s response is:

The Company intends to develop Twangiza in phases, commencing with the construction of a Phase I oxide mining operation.  To that end, the Company completed in September 2009 the purchase of a refurbished gold processing plant and subsequently commenced construction of the Twangiza Phase I gold mine.  The Phase I mine will use diesel power rather than hydroelectric power, such that the assumption referred to in your comment above is not applicable to the mine the Company is constructing.  The Company first announced the phased approach for the development of Twangiza and use of diesel rather than hydroelectric power in a press release dated August 13, 2009, furnished to the Commission on Form 6-K filed on

January 28, 2011

August 13, 2009 and included this information in item 3.3.1.2 of the Company’s annual information form dated March 29, 2010, filed with the Commission as Exhibit 99.1 to the Company’s Annual Report on Form 40-F on March 29, 2010.

Closing Comments

On behalf of the Company, we hereby confirm to the Staff the Company’s acknowledgment of the following:

•	Banro is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Banro may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (206) 903-8815 should you have any questions about the contents of this letter.

Yours truly,

/s/ Christopher J. Barry

Christopher J. Barry

cc:   Donat Madilo, Chief Financial Officer, Banro